Form 51-102F3
Material Change Report

Item 1	Name and Address of Company Silver Standard Resources Inc. 1400 - 999 West Hastings Street Vancouver, BC V6C 2W2
Item 2	Date of Material Change December 21, 2010
Item 3
News Release

The news release dated December 21, 2010 was disseminated through Marketwire’s Combined Canadian and US Timely Disclosure Network, UK Media & Analysts and Continental Europe Finance Network.

Item 4
Summary of Material Change

Silver Standard Resources Inc. announced today the completion of its sale of the Snowfield and Brucejack Projects and provided silver production guidance for the Pirquitas Mine in northern Argentina.

Item 5	Full Description of Material Change
5.1 Full Description of Material Change See attached news release dated December 21, 2010.
5.2 Disclosure for Restructuring Transactions Not applicable.
Item 6	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102 Not applicable.
Item 7	Omitted Information Not applicable.
Item 8	Executive Officer Joseph J. Ovsenek, Senior Vice President, Corporate Development 604.689.3846
Item 9	Date of Report Dated at Vancouver, BC, this 21st day of December, 2010

December 21, 2010	News Release 10-33

CLOSE OF SALE OF SNOWFIELD AND BRUCEJACK PROJECTS
TO PRETIUM AND 2011 PRODUCTION GUIDANCE

Vancouver, B.C. – Silver Standard Resources Inc. (“Silver Standard” or the “Company”) is pleased to report the completion of its sale of the Snowfield and Brucejack Projects and provide silver production guidance for the Pirquitas Mine in northern Argentina.

Sale of Snowfield and Brucejack Projects

The sale of the Snowfield and Brucejack Projects in northern British Columbia to Pretium Resources Inc. (“Pretium”) closed on December 21, 2010.  Pursuant to the terms of the transaction, Silver Standard received cash proceeds of C$215.02 million (before deductions of C$12.645 million payable by Silver Standard), a convertible promissory note in the principal amount of C$39.753 million and 32,537,833 common shares of Pretium for total consideration of C$450 million.  The outstanding amount of the convertible promissory note will be automatically converted into common shares of Pretium at $6 per share 40 days after the closing to the extent not previously repaid by Pretium.  If the promissory note is repaid in full, Silver Standard will hold a 38.1% equity interest in Pretium.  If the promissory note is fully converted, Silver Standard will hold a 45.8% equity interest in Pretium.

Silver Production Guidance

Based on fourth quarter results to date from the Pirquitas Mine, Silver Standard maintains full-year 2010 silver production guidance of 6.3 to 6.5 million ounces. The Company will produce approximately 8.5 million ounces of silver in 2011.  The Company plans to provide an exploration and production update in January 2011.

“With the proceeds from the sale of Snowfield and Brucejack and the solid results from the Pirquitas Mine, Silver Standard is well-positioned to achieve growth through our project portfolio in 2011 and beyond,” said Silver Standard’s President and CEO John Smith.

Silver Standard is a silver mining company that seeks growth through discovery, the development of its project pipeline, and accretive acquisition opportunities.

Contact:

Michelle Romero
Communications Director
Silver Standard Resources Inc.
Vancouver, B.C.
N.A. toll-free: (888) 338-0046
            Direct: (604) 484-8216
E-Mail: invest@silverstandard.com

To receive Silver Standard’s news releases by e-mail, contact Michelle Romero, Communications Director at invest@silverstandard.com or call (888) 338-0046.  The TSX has neither approved nor disapproved of the information contained herein.

Cautionary Statements on Forward Looking Information: Statements in this news release relating to the estimated production of silver, all relating to the Pirquitas Mine, and the sale of the Snowfield and Brucejack Projects and the proceeds to Silver Standard are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and forward looking information within Canadian securities laws (collectively “forward looking statements”). Forward-looking statements are statements that are not historical facts and that are subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward-looking statements. Such risks and uncertainties include, but are not limited to Silver Standard’s ability to raise sufficient capital to fund development; changes in economic conditions or financial markets; changes in prices for the company’s mineral products or increases in input costs; uncertainty of production and cost estimates for the Pirquitas Mine; risks and uncertainties associated with new mining operations including start-up delays and operational issues; risks relating to the interpretation of drill results and the geology, grade and continuity of our mineral deposits; litigation, legislative, environmental and other judicial, regulatory, political and competitive developments in Argentina, Australia, Canada, Chile, Mexico, Peru, the United States and other jurisdictions in which Silver Standard may carry on business; technological and operational difficulties or the delay, non-compliance or inability to obtain permits encountered in connection with exploration and development activities; labour relations matters; and changing foreign exchange rates, all of which are described more fully in the company’s most recent Form 20-F, and in the Management Discussion and Analysis under the heading “Risks and Uncertainties” and in other filings with the Securities and Exchange Commission and Canadian regulatory authorities.  The Company does not intend, and does not assume any obligation, to update any forward-looking statements, other than as required by applicable law. (Source: Silver Standard Resources Inc.)